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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MTS, INCORPORATED
(Name of Applicant)

2500 Del Monte Street, Building C
West Sacramento, California 95691
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
Senior Subordinated Securities Due 2009	Aggregate principal amount of $30,000,000, plus Additional Securities

Approximate date of proposed public offering: April 29, 2004

MTS, Incorporated
Attn: DeVaughn Searson
2500 Del Monte Street, Building C
West Sacramento, California 95691
(916) 373-2500

With copies to:
 O'Melveny & Myers LLP
Attn: David Johnson
400 S. Hope Street
Los Angeles, CA 90071

GENERAL

Item 2. SECURITIES ACT EXEMPTION APPLICABLE.

        The Company intends to issue its Senior Subordinated Notes due 2009 (the "Securities"), pursuant to a Plan of Reorganization of the Company (the "Plan") under Title 11 of the United States Code. The Plan has been confirmed by the United States Bankruptcy Court for the Central District of Delaware. The Securities will be issued under an indenture (the "Indenture") which is the subject of this application.

MANAGEMENT AND CONTROL

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

  (a)
  CURRENT DIRECTORS AND EXECUTIVE OFFICERS.

        The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the "TIA"), respectively) of the Company. The mailing address for each executive officer and director listed below is c/o MTS, Incorporated, 2500 Del Monte Street, Building C, West Sacramento, California 95691.

Name	Position
E. Allen Rodriguez	President and CEO
Russell M. Solomon	Chairman Emeritus and Director
Leslie Pruett	Director
Paul Lukaszewski	Director
Joe Dougherty	Director
Russell Solomon	Director
DeVaughn D. Searson	Executive VP, CFO
William Baumann	Executive Vice President
Kevin Cassidy	Executive Vice President
William Duffy	Senior Vice President of Retail Operations
Kevin Ertell	Senior Vice President of Online Operations
Robert Kaufman	Senior Vice President of Business Development & Franchises
Shaun Mahan-Pompei	Senior Vice President of Compensation & Benefits
Rebecca Roedell	Senior Vice President of Finance
George Scarlett	Senior Vice President/Chief Merchant
Russ Eisenman	Vice President of Marketing & Advertising
John Fraser	Vice President Retail Analysis
Renee Gromacki	Vice President of Human Resources
Christopher Hanlon	Vice President Technology Services
Robert Hannan	Vice President of Construction & Maintenance
Michael Jansta	Vice President International Marketing
Stephany Jordan	Vice President of Print Shop
Jason Munyon	Vice President International Retail Operations
Donald Neuner	Vice President of Loss Prevention
Priscila Templeton	Vice President Real Estate
Nicolas Thakar	Vice President & Senior Counsel
Karen Wilhelmi	Vice President/Controller

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Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

  (a)
  10% OR MORE HOLDERS OF VOTING SECURITIES AS OF THE DATE OF THIS APPLICATION.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned	Percentage of All Outstanding Voting Securities
Barclays Bank, PLC	Common Stock	2,055,454	20.6%	20.6%
Highland Capital Management, L.P.	Common Stock	1,545,454	15.5%	15.5%
Tower Records, Incorporated	Common Stock	1,500,000	15%	15%
AIG Global Investment Corp.	Common Stock	1,452,727	14.5%	14.5%
MW Post Advisory Group, LCC	Common Stock	1,232,500	12.3%	12.3%

CAPITAL SECURITIES

Item 7. CAPITALIZATION.

  (a)
  The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

Title of Class	Amount Authorized	Amount Outstanding
Common	100,000,000	10,000,000
Preferred	1,000,000	None
  (b)
  VOTING RIGHTS.    One vote per share of common stock on all matters put before a vote of the holders of common stock.

        CONTENTS OF APPLICATION FOR QUALIFICATION.    This application for qualification comprises:

  (a)
  Pages number 1 to 5, consecutively.

  (c)
  The following additional exhibits:

Exhibit T3C	Form of Indenture, to be dated as of April 29, 2004, among the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).
Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C).

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SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, MTS, Incorporated, a corporation organized and existing under the laws of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Sacramento and State of California on April 23, 2004.

(SEAL)		MTS, INCORPORATED
Attest:	/s/ REBECCA ROEDELL	By:	/s/ DEVAUGHN SEARSON
	Name: Rebecca Roedell		Name: DeVaughn Searson
	Title: Vice President of Finance	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3C	Form of Indenture, to be dated as of April 29, 2004, among the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).
Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C).

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GENERAL
  Item 2. SECURITIES ACT EXEMPTION APPLICABLE.
MANAGEMENT AND CONTROL
  Item 4. DIRECTORS AND EXECUTIVE OFFICERS.
  Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
CAPITAL SECURITIES
  Item 7. CAPITALIZATION.
SIGNATURES
EXHIBIT INDEX